UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2021

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

(Exact name of registrant as specified in its charter)

No. 2 Disheng Middle Road

Beijing Economic-Technological Development Area

Beijing, People’s Republic of China, 100176

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Amended and Restated Memorandum and Articles of Association

On January 7, 2021, Hollysys Automation Technologies Ltd. (the “Company”) adopted the Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&AA”). The Amended M&AA provide for, among other things, (a) authorization of the board of directors (the “Board”) to divide unissued shares into any number of classes and to determine the variations between different classes; (b) authorization of the Board to issue preferred shares out of the authorized shares of the Company; (c) clarification of the Board’s authorization to increase or reduce the number of shares the Company is authorized to issue; (d) notice and disclosure requirements before any business proposals or director nominees are brought at an annual meeting or before the requisition of a special meeting and subsequent default restrictions for anyone who fails to make the required disclosures; (e) change of the board size to five; and (f) clarification of the procedures for calling a special meeting.

The foregoing summary of the Amended M&AA is qualified in its entirety by reference to the full text of the Amended M&AA, which is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

The Board of the Company approved the Company to enter into indemnification agreements with the directors and executive officers of the Company. A form of the indemnification agreement is filed as Exhibit 10.1 hereto.

Incorporation by Reference

The summary of the Amended M&AA above and Exhibit 3.1 attached hereto are hereby incorporated by reference into our registration statements on Form S-8 (Registration Numbers 333-170811 and 333-208615) and on Form F-3 (Registration Numbers 333-208631 and 333-230768) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

By:	/s/ Chit Nim (Colin) Sung
Chit Nim (Colin) Sung
Chief Executive Officer

Date: January 8, 2021

EXHIBIT INDEX

Exhibit 3.1	Amended and Restated Memorandum and Articles of Association
Exhibit 10.1	Indemnification Agreement